UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 20, 2028

Filed pursuant to Rule 3 of Regulation BW

Dated:  March 18, 2008

             The following information regarding the U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 20, 2028 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 14, 2007) is already on file with the Securities and Exchange Commission.

             Item 1.  Description of Obligations

                         (a)        U.S. Dollar 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 20, 2028

                         (b)        The interest rate for the period from March 20, 2008 to March 20, 2009 will be 8.125%, payable semiannually on September 20, 2008 and March 20, 2009.

Thereafter, the interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

From and including March 20, 2009 to but excluding March 20, 2018, the interest rate per annum shall be determined as follows:

•                  8.125% x n/N

From and including March 20, 2018 to but excluding March 20, 2025, the interest rate per annum shall be determined as follows:

•                  8.375% x n/N

From and including March 20, 2025 to but excluding the Maturity Date, the interest rate per annum shall be determined as follows:

•                  10.00% x n/N

Where:

“n” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate is equal to or greater than zero per cent for that Interest Period.

“N” is the total number of calendar days in the corresponding Interest Period to “n” above.

“Reference Rate” means 30-year CMS minus 10-year CMS.

For these purposes, if a calendar day prior to the Rate Cut-Off Date in the relevant Interest Period is not a U.S. Government Securities Business Day, the Reference Rate for such calendar day will be deemed to be the Reference Rate for the U.S. Government Securities Business Day immediately preceding such calendar day. The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“30 year CMS” and “10 year CMS” mean the rate for USD swaps with a maturity of 30 years and 10 years, respectively, expressed as a percentage which appear on the Reuters screen on the “ISDAFIX1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on a U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (New York City time) on such U.S. Government Securities Business Day, then “30 year CMS” and “10 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks”, in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions provided that:

(i)	“Designated Maturity” shall mean 30 year or 10 year, as applicable,

(ii)	“Representative Amount” shall mean USD10,000,000,

(iii)	“Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(iv)	“Reset Date” will be replaced with “U.S. Government Securities Business Day”,

(v)	the words “on the day that is two U.S. Government Securities Business Days preceding that Reset Date” shall be replaced with “on that day”,

(vi)	the expression “Calculation Agent” shall mean Citibank N.A., London, and

(vii)	if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Rate Cut-Off Date” means the day which is the fifth U.S. Government Securities Business Day prior to the Interest Payment Date for the relevant Interest Period.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Rounding

In applying the formula described above in respect of the Interest Amount, the result shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on March 20 and September 20 of each year commencing on September 20, 2009 and ending on March 20, 2028.

                         (c)        Maturing March 20, 2028.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                         (d)        Notes are callable by the Bank at par on each March 20 and September 20, commencing on March 20, 2009 and ending on September 20, 2027, with 5 London and New York business days notice.

                         (e)        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                         (f)         Not applicable.

                         (g)        No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                         (h)        See Prospectus, pages 6-10.

                         (i)         Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

             Item 2.  Distribution of Obligations

                         As of March 17, 2008, the Bank entered into a Terms Agreement with Nomura Securities International, Inc. as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about March 20, 2008.

                         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

             Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD 10,000,000

             Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

                         None

             Item 5.  Other Expenses of Distribution

                         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

             Item 6.  Application of Proceeds

                         The net proceeds will be used in the general operations of the Bank.

             Item 7.  Exhibits

A.    Pricing Supplement dated March 17, 2008.

B.    Terms Agreement dated March 17, 2008.

PRICING SUPPLEMENT

International Bank for Reconstruction and Development

Global Debt Issuance Facility

No. 3558

USD 10,000,000 Callable Fixed Rate/Range Accrual Notes due March 20, 2028

Nomura Securities International, Inc.

The date of this Pricing Supplement is March 17, 2008

This document (“Pricing Supplement”) is issued to give details of an issue by International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7th October, 1997, and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms, which relate to the issue the subject of this Pricing Supplement. These are the only terms, which form part of the form of Notes for such issue.

1.

No.:

3558

2.	Aggregate Principal Amount:	USD 10,000,000

3.	Issue Price:	100.00 per cent.

4.	Issue Date:	20 March 2008

5.	Form of Notes (Condition 1(a)):	Registered

6.	Authorised Denomination(s) (Condition 1(b)):	USD 5,000 and increments of integral multiples of USD 1,000

7.	Specified Currency (Condition 1(d)):	United States Dollars (“USD”)

8.	Maturity Date (Conditions 1(a) and 6(a)):	20 March 2028

9.	Interest Basis (Condition 5):	From and including the Issue Date to but excluding 20 March 2009, Fixed Interest Rate (Condition 5(I))

10.	Fixed Interest Rate (Condition 5(I)):	From and including 20 March 2009 to but excluding the Maturity Date, Variable Interest Rate (Condition 5(II))

	(a) Interest Rate:	8.125 per cent. per annum

	(b) Fixed Rate Interest Payment Date(s):	20 September 2008 and 20 March 2009.

	(c) Fixed Rate Day Count Fractions:	30/360, as provided in Condition 5(I)(b)

11.	Variable Interest Rate (Condition 5(II)):

	(a) Interest Payment Date(s):	20 March and 20 September in each year from and including on 20 September 2009 to and including the Maturity Date.

	(b) Business Day Convention:	Unadjusted

	(c) Calculation Agent:	Citibank, N.A., London

	(d) Rate of Interest:	The Rate of Interest for the relevant Interest Period will be calculated and determined by the Calculation Agent as follows:

From and including 20 March 2009 to but excluding 20 March 2018, the interest rate per annum shall be determined as follows:

• 8.125% x n/N

From and including 20 March 2018 to but excluding 20 March 2025, the interest rate per annum shall be determined as follows:

• 8.375% x n/N

From and including March 20 2025 to but excluding the Maturity Date, the interest rate per annum shall be determined as follows:

• 10.00% x n/N

Where:

“n” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate is equal to or greater than zero per cent for that Interest Period.

“N” is the total number of calendar days in the corresponding Interest Period to “n” above.

“Reference Rate” means 30-year CMS minus 10-year CMS.

For these purposes, if a calendar day prior to the Rate Cut-Off Date in the relevant Interest Period is not a U.S. Government Securities Business Day, the Reference Rate for such calendar day will be deemed to be the Reference Rate for the U.S. Government Securities Business Day immediately preceding such calendar day. The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“30 year CMS” and “10 year CMS” mean the rate for USD swaps with a maturity of 30 years and 10 years, respectively, expressed as a percentage which appear on the Reuters screen on the “ISDAFIX1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on a U.S. Government Securities Business Day.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (New York City time) on such U.S. Government Securities Business Day, then “30 year CMS” and “10 year CMS” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks”, in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions provided that:

(i) “Designated Maturity” shall mean 30 year or 10 year, as applicable,

(ii) “Representative Amount” shall mean USD10,000,000,

(iii) “Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(iv) “Reset Date” will be replaced with “U.S. Government Securities Business Day”,

(v) the words “on the day that is two U.S. Government Securities Business Days preceding that Reset Date” shall be replaced with “on that day”,

(vi) the expression “Calculation Agent” shall mean Citibank N.A., London, and

(vii) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Rate Cut-Off Date” means the day which is the fifth U.S. Government Securities Business Day prior to the Interest Payment Date for the relevant Interest Period.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

12.	Other Variable Interest Rate Terms (Condition 5 (II) and (III)):

	(a)	Minimum Interest Rate:	Zero per cent. per annum

	(b)	Variable Rate Day Count Fraction:	30/360 (i.e, a 360 day year of twelve 30 day months),

13.	Relevant Financial Center:		New York

14.	Relevant Business Day:		London and New York

15.	Redemption Amount (Condition 6(a)):		100.00 per cent. of the Principal Amount of the Notes

16.	Issuer’s Optional Redemption (Condition 6(e)):		Yes

	(a)	Notice Period:	Upon not less than five (5) Relevant Business Days prior notice to the Noteholders

	(b)	Amount:	All (and not less than all)

	(c)	Date (s):	Each Interest Payment Date from and including 20 March 2009 to and including 20 September 2027

	(d)	Early Redemption Amount:	100.00 per cent. of the Principal Amount of the Notes

	(e)	Notices:

Notwithstanding Condition 13, so long as the Notes are represented by a DTC Global Note and the DTC Global Note is held on behalf of one or more clearing systems, notices to Noteholders may be given by delivery of the Notice to the relevant clearing system for communication by it to entitled account holders.

Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to Noteholders on the day on which the Notice is delivered to the clearing system.

17.	Redemption at the Option of the Noteholders (Condition 6(f)):		No

18.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):		100.00 per cent. of the Principal Amount plus accrued interest

19.	Prescription (Condition 8):

	(a)	Principal:	10 years

	(b)	Interest:	5 years

20.	Governing law:		English

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	No

3.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company, Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

4.	Syndicated:	No

5.	Commissions and Concessions:	None

6.	Codes:

	(a) ISIN:	US45905UFS87

	(b) CUSIP:	45905UFS8

7.	Identity of Dealer(s):	Nomura Securities International, Inc.

8.	Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No. Interests in the DTC Global Note will be exchangeable for Definitive Registered Notes only in the limited circumstances described in the Prospectus

	(b) DTC Global Note:	Yes

	(c) Other Registered Global Notes:	No

General Information

The Bank’s latest Information Statement was issued on 14th September, 2007. The following additional selling restrictions shall apply to the issue:

United Kingdom

The Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

The Notes should be treated as debt instruments subject to the special tax rules governing contingent payment debt obligations for United States federal income tax purposes.  Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the date of this Pricing Supplement that would produce the comparable yield.  The projected payment schedule, as set forth below, includes the contingent payments payable after the first year and through to and including the Maturity Date of the Notes.

The amount of interest that you will be required to include in income in each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period.  The adjusted issue price of the Notes will equal the original offering price for the Notes plus any interest that has accrued on the Notes (under the rules governing contingent payment debt obligations) and decreased by the projected amount of any contingent payments to be made on the Notes.

We have determined that the comparable yield for the Notes is equal to 5.255% per annum.  Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, subject to the adjustments described below to reflect the actual payments made on your note, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1000 note) as of End of Accrual Period
2008	$40.81	$40.81
2009	$51.04	$91.85
2010	$50.01	$141.86
2011	$49.30	$191.16
2012	$48.76	$239.92
2013	$48.34	$288.26
2014	$48.02	$336.28

2015	$47.80	$384.08
2016	$47.66	$431.74
2017	$47.62	$479.36
2018	$47.66	$527.02
2019	$47.74	$574.76
2020	$47.91	$622.67
2021	$48.19	$670.86
2022	$48.58	$719.44
2023	$49.09	$768.53
2024	$49.71	$818.24
2025	$50.42	$868.66
2026	$51.00	$919.66
2027	$51.69	$971.35
2028	$11.42	$982.77

We have determined that the projected payment schedule for the Notes is as set forth below.  Based on this projected payment schedule, in addition to accruing interest income in accordance with the table above, you will be required to make adjustments (as described below) if the actual amounts you receive in any taxable year differs from the following projected payment schedule:

Projected Payment Date	Amount of Projected Payment (per $1000 note)
9/20/08	$40.63
3/20/09	$40.63
9/20/09	$36.02
3/20/10	$33.81
9/20/10	$32.28
3/20/11	$31.12
9/20/11	$30.16
3/20/12	$29.33
9/20/12	$28.58
3/20/13	$27.97
9/20/13	$27.48
3/20/14	$26.94
9/20/14	$26.42
3/20/15	$25.91
9/20/15	$25.43
3/20/16	$24.95
9/20/16	$24.47
3/20/17	$24.02
9/20/17	$23.58
3/20/18	$23.17
9/20/18	$23.41
3/20/19	$22.94
9/20/19	$22.49
3/20/20	$22.03
9/20/20	$21.58
3/20/21	$21.13
9/20/21	$20.66
3/20/22	$20.22
9/20/22	$19.78
3/20/23	$19.35
9/20/23	$18.92
3/20/24	$18.48
9/20/24	$18.04
3/20/25	$17.59
9/20/25	$20.37
3/20/26	$19.83
9/20/26	$19.34
3/20/27	$18.85
9/20/27	$18.34
3/20/28	$1,016.51

If, during any taxable year, you receive actual payments with respect to your Notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If you receive in a taxable year actual payments with respect to the Notes that, in the aggregate, are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.  Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.

Treatment Upon Sale or Maturity.  You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at that time and your adjusted basis in the Notes.  In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes), and decreased by the projected amount of any contingent payments to be made on the Notes.

Any gain you may recognize on the sale or maturity of the Notes will be ordinary interest income.  Any loss you may recognize upon the sale of the Notes will be ordinary loss to the extent the interest you included as income in the current or previous taxable years in respect of the Notes exceeded the total net negative adjustments you took into account as ordinary loss, and thereafter will be capital loss.

International Bank for Reconstruction and Development

By:

International Bank for

Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

Global Agent

Citibank, N.A.

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Nomura Securities International, Inc.
2 World Financial Center, Bldg. B	Telephone	(212) 667-9300
New York, NY 10281	Facsimile	(212) 667-1188
	Web site	www.nomura.com

TERMS AGREEMENT NO. 3558

UNDER THE GLOBAL DEBT ISSUANCE FACILITY

March 17, 2008

International Bank for Reconstruction and Development

1818 H Street N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 10,000,000 Callable Fixed Rate/Range Accrual Notes due 20 March, 2028 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof (the “Pricing Supplement”) on 20 March, 2008 (the “Settlement Date”) at an aggregate purchase price of USD 10,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7th October, 1997, relating to the issuance of Notes by the Bank (the  “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date; (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent.).

The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., London as custodian for Cede & Co. as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For the purposes hereof, our notice details are as follows:

Nomura Securities International, Inc.

2 World Financial Center

Building B, 21st Floor

New York, NY 10281-1198

(with a copy to the Legal Department at the same address)

Tel:                (212) 667-2357

Fax:               (212) 667-1188

Attention: MTN Trading

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Nomura Securities International, Inc.

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

International Bank for Reconstruction and Development

By:

Name:

Title: